Exhibit 21.1

Subsidiaries of the Company

Name	Jurisdiction of Incorporation

eFunds Corporation	California
Analytic Research Technologies, Inc.	Minnesota
eFunds Canada, Inc.	Canada
ClearCommerce Corporation	Delaware
Chex Systems, Inc.	Minnesota
eFunds Holdings Limited	United Kingdom
eFunds International Limited	United Kingdom
Deposit Payment Protection Services, Inc.	Delaware
iDLX Corporation	Delaware
iDLX International B.V.	Netherlands
iDLX Holdings B.V.	Netherlands
eFunds IT Solutions Group, Inc.	Delaware
eFunds International India Private Limited	India
eFunds Overseas, Inc.	Minnesota
ACI-Canada, Inc.	Minnesota
eFunds (Canada) Corporation	Nova Scotia
Penley, Inc.	Georgia
Global Recovery Services India Private Limited	India
Evergreen Teller Services, Inc.	California